November 30, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

**Re: Skillstorm Online Learning, Inc.
          Form 1-A, Amendment 8 filed November 9, 2007
          File No.: 24-10158**

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Offering Price Factors, page 26

> 1. We note your disclosures regarding dilution on page 26 in Item 7(a). Please revise your disclosure so that the offering expenses are excluded from pro forma net tangible book value after the proposed offering, i.e. deduct the offering expenses. In addition, based on your disclosure on page 28, it appears that the amount of offering expenses that should be deducted from pro forma net tangible book value varies depending on the amount of proceeds raised. Please revise your disclosures accordingly.

<u>Item 46. Financial Statements, Page 52</u>

2. We note your disclosures regarding the $200,000 convertible note issued to Pegasus on page 10 of Part I Item 5 and in Note 10 to the interim financial statements on page 60. Please disclose the terms of your contract with Pegasus including those that would appear to cause the $200,000 note to be contingent upon some future event. In any other case, please revise the financial statements to recognize the convertible note and disclose its material terms.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
       Fax: 206-262-9513